06011753

RECEIVED
2006 MAR 21 A 9:11
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

LIBERTY
INTERNATIONAL

March 16, 2006

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

SUPPL

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: "Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons". Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Ruth Pavey at +44 (0) 20 7960 1236.

Yours faithfully,

Ruth Pavey
Company Secretarial Assistant
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

PROCESSED
MAR 22 2006
THOMSON
FINANCIAL

3/21

Liberty International PLC ("the Company")

DIRECTORS' AND PDMRs' SHAREHOLDINGS

AWARDS UNDER THE ANNUAL BONUS SCHEME AND THE SHARE INCENTIVE PLAN ("SIP")

Under Liberty International PLC's annual bonus scheme arrangements, conditional awards of Liberty International ordinary shares are made to certain employees including Executive Directors and PDMRs. The awards comprise Restricted shares and Additional shares. These shares will be released two and four years respectively after the date of the award, provided the individual Director or PDMR has remained in service. The Company also operates a Share Incentive Plan ("SIP") for all eligible employees, including Executive Directors and PDMRs, who may receive up to £3,000 worth of Liberty International ordinary shares as part of their bonus arrangements. The share awards under Liberty International's annual bonus scheme arrangements and the SIP made on 1 March 2006 to Executive Directors and PDMRs in respect of the year ended 31 December 2005 were as follows:

	Restricted	Additional	SIP
Directors:			
David Fischel	18,437	9,218	272
Aidan Smith	8,463	4,232	272
Kay Chaldecott	5,732	2,866	272
Richard Cable	5,187	2,593	272
PDMRs:			
Peter Barton	3,139	1,570	272
Bill Black	2,088	1,044	272
Martin Ellis	2,548	1,274	272
Caroline Kirby	2,548	1,274	272
Gary Marcuccilli	2,821	1,410	272
Susan Folger	2,343	1,172	272

Susan Folger
Company Secretary
16 March 2006

020 7887 7073